UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                         AMERITRANS CAPITAL CORPORATION
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                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03073H108
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                                 (CUSIP Number)

Michael Feinsod                                   Elliot Press, Esq.
Infinity Capital, LLC                             c/o Katten Muchin Rosenman LLP
767 Third Avemue                                  575 Madison Avenue
16th Floor                                        New York, New York 10022
New York, New York 10017                          (212) 940-8800
(212) 752-2777

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 10, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     201,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            201,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     201,000 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            201,000 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,000 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     201,000 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            201,000 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,000 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073H108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     201,000 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            201,000 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,000 shares (comprised of shares owned by Infinity Capital Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      1N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 4 is filed by (i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") and amends the statement on Schedule 13D filed by the Reporting Persons on December 18, 2002 as amended by Amendment Nos. 1, 2 and 3 filed on June 3, 2003, June 7, 2004 and June 22, 2004, respectively.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by Partners was $1,030,000. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Bank of America Securities which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended and restated to read as follows:

            The Reporting Persons have acquired the shares of the Company reported herein in order to profit from appreciation of the Common Stock, which the Reporting Persons believe is undervalued, as well as from any dividends in respect of such shares. The Reporting Persons have closely monitored events at the Company and, from time to time, have communicated with management on matters the Reporting Persons deem relevant to their investment in the Company. The Reporting Persons intend to continue to closely monitor developments at the Company and may, in the future, communicate with members of management and with other shareholders or potential shareholders of the Company on matters that the Reporting Persons deem relevant to their investment in the Company, including for the purpose of influencing material business decisions relating to the Company. Without limiting the foregoing, the Reporting Persons have discussed with members of management the possibility of seeking representation on the Board although the Reporting Persons have determined not to pursue such possibility at this time. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. In addition, based on the Reporting Persons' continuing evaluation of the Company as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,035,600 shares of Common Stock outstanding as of May 10, 2005, as reported in the Company's quarterly report on Form 10-Q for the period ended March 31, 2005.

            As of the close of business on June 9, 2005:

                  (i) Partners owns 201,000 shares of Common Stock which constitute approximately 9.9% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 201,000 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 9.9% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 201,000 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 9.9% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 201,000 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 9.9% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended and restated to read as follows:

            (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were purchases effected on the open market. Price Per Share figures exclude brokerage commissions.

--------------------------------------------------------------------------------
Date                              Number of Shares               Price Per Share
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4/18/2005                              1,100                         $5.066
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4/25/2006                              5,009                         $5.10
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4/26/2005                              2,600                         $5.209
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4/29/2005                              2,400                         $5.705
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5/6/2005                               1,900                         $5.703
--------------------------------------------------------------------------------
5/31/2005                              1,100                         $5.833
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                                  Page 7 of 8

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2005

                                  INFINITY CAPITAL PARTNERS, L.P.

                                  By: Infinity Capital, LLC, its General Partner


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member

                                  INFINITY CAPITAL, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member

                                  INFINITY MANAGEMENT, LLC


                                  By: /s/ Michael Feinsod
                                      ------------------------------------------
                                      Name:  Michael Feinsod
                                      Title: Managing Member


                                      /s/ Michael Feinsod
                                      ------------------------------------------
                                      Michael Feinsod


                                  Page 8 of 8